EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-282463) and Form S-8 (No. 332-218408, No. 333-204545 and No. 333-220766) of Community West Bancshares (the “Company”), of our report dated March 17, 2025, relating to the 2024 consolidated financial statements of the Company and the effectiveness of internal control over financial reporting of the Company (which report expresses an unqualified opinion on the consolidated financial statements and the effectiveness of internal control over financial reporting and includes an explanatory paragraph relating to a change in the method of accounting for the allowance for credit losses), appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2024.

/s/ Moss Adams LLP

Sacramento, California
March 17, 2025